AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®(STARS®)

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three Stocks

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called on the first two Observation Dates
Market Measure	An approximately equally weighted basket of three stocks comprised of the Class A common stock of Palantir Technologies Inc. (Nasdaq symbol: "PLTR") and the common stocks of The Boeing Company (NYSE symbol: "BA") and Howmet Aerospace Inc. (NYSE symbol: "HWM") (each, a "Basket Stock").
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The value of the Market Measure on any Observation Date
Observation Dates	Approximately one, two and three years after the pricing date
Call Level	100% of the Starting Value
Call Amounts (per Unit)	[$11.30 to $11.40] if called on the first Observation Date, [$12.60 to $12.80] if called on the second Observation Date and [$13.90 to $14.20] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, accept an early exit from the investment, and are willing to accept that the return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465926079787/tm2616470d412_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If the notes are not called, you will lose up to 100% of the principal amount.
- Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Stocks.
- Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
- An Underlying Company will not have any obligations relating to the notes. We, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.
- The payment on the notes will not be adjusted for all corporate events that could affect a Basket Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.